[DELETED LOGO]                               NORD PACIFIC LIMITED
                                  201 Third Street NW, Suite 1750
                                           Albuquerque, NM  87102
                                                     505/241-5820
                                               Fax:  505/766-9922


                          News Release
    Nord Pacific Announces Agreement to Acquire the Remaining
        50% of Tritton Copper Project Not Currently Owned

December 17, 1999                      OTC Bulletin Board:  NORPF
                                     Toronto Stock Exchange:  NPF

      Albuquerque, New Mexico - Nord Pacific Limited announced today that it has agreed with Straits Resources Limited to acquire the 50% interest that Nord does not currently own in the Tritton copper project, New South Wales, Australia. Completion of the transaction is subject to final documentation and board of directors approval.

     The Tritton deposit is part of a 50:50 exploration joint venture between the Company and Straits on property that surrounds their jointly owned Girilambone copper mine. Tritton, which was discovered in 1996, contains a recoverable, diluted resource of 9.225 million tonnes grading 2.63% copper, containing 535 million pounds of copper. Within this resource are reserves of 4.610 million tonnes grading 3.14% copper which would be mined by underground methods.

     In late 1998 the joint venture completed a feasibility study on the project which demonstrated its economic viability and estimated the capital cost of development at $27.5 million. The Company intends to proceed with financing and development of the project in the first half of 2000 with initial production possible during the second half of 2001. Government approval to develop the project was received in September 1999.

      The consideration to be paid to Straits for their interest in the project is A$ 9.0 million (US$ 5.85 million) consisting of:

a)   A$3.0 (US$ 1.95) million payable on closing

b)   A$3.0   (US$  1.95)  million  payable  in  four  semi-annual
     payments of A$750,000 commencing six months after closing, and

c)   A$3.0  (US$ 1.95) million payable in six annual installments
     of    A$500,000   commencing   twelve   months   after   the
     commencement of copper production.

      Nord will grant to Straits an option to acquire Nord's  40%
interest in the SX-EW equipment used at Girilambone under certain circumstances intended not to interfere with copper production at Girilambone for consideration below market value.

     Commenting on the purchase, CEO Dr. W. Pierce Carson stated, "Owning one hundred percent of the Tritton project will allow Nord Pacific to develop the project on an aggressive schedule. The transaction is part of our strategy to focus on achievable projects which will generate cash flow and earnings with an emphasis on copper and precious metals." In November the Company announced the disposition of its interest in the Ramu nickel cobalt project as part of its change of strategy.

                           -  More  -


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     The Company's 28.5% shareholder, Nord Resources Corporation, owns the Johnson Camp copper mine in Arizona.

      In addition to the Tritton project the Company owns an interest in the nearby Girilambone copper mine which has been in production since 1993 and 100% of the Simberi gold development project in Papua New Guinea. The Company also has activities in the United States, Mexico and Canada.

       Safe Harbor Statement under the Private Securities Litigation Act of 1995: The statements contained in this release which are not historical fact are "forward looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results to differ materially from those expressed in such forward looking statements. These factors include, without limitation the risk factors disclosed in the Company's securities filings.

      For information contact:

         Pierce Carson, President and Chief Executive Officer, or
         Ray Jenner, Chief Financial Officer
         (505) 241- 5820
         Website:  www.nordpacific.com